EXHIBIT 99.1

Cronos Group Inc. Enters into Credit Agreement with Cronos Growing Company Inc.

TORONTO, Aug. 23, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) has entered into a credit agreement (the “Credit Agreement”), as administrative agent and lender, with Cronos Growing Company Inc. (“Cronos GrowCo” or “GrowCo”), as borrower, in respect of a $100 million secured non-revolving term loan credit facility (the “Credit Facility”).

Cronos GrowCo, a 50/50 joint venture owned by Cronos Group and a group of investors led by Bert Mucci (the “Greenhouse Partners”), intends to use the funds available under the Credit Facility to fund the construction of the previously announced custom-built greenhouse (the “Facility”) and for general operating purposes. Completion of construction of the Facility is subject to obtaining the relevant building and occupancy permits and other customary approvals. Commencement of operations at Cronos GrowCo will be subject to obtaining the appropriate licenses under applicable law.

The Credit Facility will mature on March 31, 2031 and will bear interest at varying rates based on the Canadian prime rate. Interest will begin to accrue as of the closing date and will be payable on a quarterly basis until maturity, except that any interest accrued prior to March 31, 2021 will be payable not later than December 31, 2021. The Credit Facility is secured by substantially all present and after acquired property of GrowCo and its subsidiaries. The Greenhouse Partners have also provided a limited recourse guarantee in favour of the Company, secured by the Greenhouse Partners’ shares in GrowCo.

The Credit Agreement contains customary representations and warranties and operating covenants. Advances under the Credit Facility are subject to customary conditions.

“We regularly evaluate our supply chain opportunities, including those within our asset footprint to ensure we are driving the greatest returns and best positioning Cronos Group for long-term success. As part of this work, we have decided to provide the debt funding for the GrowCo joint venture,” said Jerry Barbato, CFO of Cronos Group. “The management team at GrowCo have been great partners, and we value the expertise they continue to bring to this project.”

About Cronos Group

Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands COVE™ and Spinach™. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com.

Forward-looking Statements

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All information contained herein that is not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release include Cronos GrowCo’s intention to use funds available under the Credit Facility to fund construction of the Facility and for general operating purposes, Cronos GrowCo’s ability to complete construction, the receipt of building and occupancy permits and licenses under applicable law to commence operations, the ability of Cronos GrowCo to make payments of interest or principal under the Credit Facility, and the Company’s intention to build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic or competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. A discussion of some of the material risks applicable to the Company and the Investment can be found in the Company's current MD&A and Annual Information Form and the Circular, all of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar. The forward-looking information included in this news release is made as of the date of this news release and except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

All references to “$” are to Canadian dollars.

For information please contact:
Anna Shlimak
Investor Relations
Tel: (416) 504-0004
investor.relations@thecronosgroup.com